

Mail Stop 3720

March 8, 2007

Via U.S. Mail and Fax (561-805-8004)
Mr. Evan McKeown
Senior Vice President and Chief Financial Officer
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, FL 33445

    Re: **Applied Digital Solutions, Inc.**
      Form 10-K/A for Fiscal Year Ended December 31, 2005
      Filed April 6, 2006
      File No. 0-26020

Dear Mr. McKeown:

  The Division of Corporation Finance has completed its review of your Form 10-K/A and related filings and does not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director